Bright Ventures LLC

Profit and Loss
January - September, 2022

	TOTAL
Income	
Billable Expense Income	4,980.71
Income	68,265.19
Services	286,982.44
Total Income	**$360,228.34**
Cost of Goods Sold	
Contractors	117,704.43
Electrical	2,080.00
Mechanical	3,550.00
Plumbing	7,107.00
Total Contractors	**130,441.43**
Demolition Costs	6,603.20
Job Materials	58,823.22
Total Cost of Goods Sold	**$195,867.85**
GROSS PROFIT	**$164,360.49**
Expenses	
Advertising & Marketing	2,954.78
Bank Charges & Fees	627.21
QuickBooks Payments Fees	297.50
Total Bank Charges & Fees	**924.71**
Business Development	2,967.01
Car & Truck	542.75
Contractor Transportation	376.06
Fuel	1,545.92
Parking	673.00
Rental Trucks	3,767.69
Repairs & Maintenance	3,916.84
Total Car & Truck	**10,822.26**
Consulting	4,450.00
Design	15,632.01
Equipment Rental	775.94
Inspections Expense	609.00
Insurance	5,614.06
Auto Insurnace	764.21
Total Insurance	**6,378.27**
Interest Paid	3,761.66
Job Supplies	1,992.82
Labor	3,620.00

Bright Ventures LLC

Profit and Loss
January - September, 2022

	TOTAL
Legal & Professional Services	2,809.54
Bookkeeping Services	1,950.00
Total Legal & Professional Services	**4,759.54**
Meals & Entertainment	3,491.18
Miscellaneous Expenses	0.00
Office Expense	3,163.18
Payroll Expenses	
940 Federal Unemployment	84.00
941 Payroll Tax Expense	3,625.78
DC Paid Family Leave	221.85
DC State Unemployment	522.00
Wages	47,395.84
Total Payroll Expenses	**51,849.47**
Permit expenses	1,000.00
Rent - Office Space & Storage	3,000.00
Repairs & Maintenance	2,730.00
Cleaning	2,646.38
Landscaping	360.00
Total Repairs & Maintenance	**5,736.38**
Staging Expenses	2,120.00
Taxes & Licenses	57.00
DC Taxes	3,104.00
Total Taxes & Licenses	**3,161.00**
Telephone	320.21
Tools & Small Equipment	223.86
Trash Removal	5,807.85
Debris Removal	4,800.00
Total Trash Removal	**10,607.85**
Travel	2,364.15
Travel Meals	220.06
Total Travel	**2,584.21**
Uniforms	146.25
Utilities	
Electric	1,326.04
Total Utilities	**1,326.04**
Total Expenses	**$148,377.63**
NET OPERATING INCOME	**$15,982.86**
NET INCOME	**$15,982.86**

Bright Ventures LLC

Balance Sheet
As of September 30, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Register - Personal Funds	-614.90
Inspection	603.00
Operating (3106)	31,185.51
Project 1 (7990)	0.00
Project 2 (8006)	110.00
Project 3 (1363)	0.00
Tax (1907)	0.00
Total Bank Accounts	**$31,283.61**
Accounts Receivable	
Accounts Receivable (A/R)	9,783.75
Total Accounts Receivable	**$9,783.75**
Other Current Assets	
Inventory Asset	15,000.00
Uncategorized Asset	-175.00
Undeposited Funds	0.00
Total Other Current Assets	**$14,825.00**
Total Current Assets	**$55,892.36**
Fixed Assets	
Accumulated Depreciation	-49,977.00
Bunker Hill	84,114.00
Total Fixed Assets	**$34,137.00**
TOTAL ASSETS	**$90,029.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-300.00
Total Accounts Payable	**$ -300.00**
Credit Cards	
Chase Credit Card - Parent Account	-4,951.05
Chase Credit Card Alex Equivel	19,000.08
J. NIERNBERGER (8863)	-96,947.46
N. JACOBS (8103)	114,818.93
Total Chase Credit Card - Parent Account	**31,920.50**
Chase Credit Card 5690	7,168.02

Bright Ventures LLC

Balance Sheet
As of September 30, 2022

	TOTAL
Total Credit Cards	**$39,088.52**
Other Current Liabilities	
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	352.71
Payroll Liabilities	
DC Income Tax	866.68
DC Paid Family Leave	-260.19
DC Unemployment Tax	101.50
Federal Taxes (941/944)	2,840.00
Federal Unemployment (940)	84.00
Total Payroll Liabilities	**3,631.99**
Total Other Current Liabilities	**$3,984.70**
Total Current Liabilities	**$42,773.22**
Total Liabilities	**$42,773.22**
Equity	
Officer's Pay & Personal Expenses	0.00
Owner's Investment	148,455.59
Retained Earnings	-117,182.31
Net Income	15,982.86
Total Equity	**$47,256.14**
TOTAL LIABILITIES AND EQUITY	**$90,029.36**

Bright Ventures LLC

Statement of Cash Flows
January - September, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,982.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	9,347.00
Inventory Asset	-15,000.00
Uncategorized Asset	175.00
Accounts Payable (A/P)	-3,700.00
Chase Credit Card - Parent Account	-801.05
Chase Credit Card - Parent Account:Chase Credit Card Alex Equivel	6,783.68
Chase Credit Card - Parent Account:J. NIERNBERGER (8863)	-25,968.80
Chase Credit Card - Parent Account:N. JACOBS (8103)	28,139.77
Chase Credit Card 5690	-4,691.41
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	274.86
Payroll Liabilities:DC Income Tax	516.04
Payroll Liabilities:DC Paid Family Leave	-23.18
Payroll Liabilities:DC Unemployment Tax	58.00
Payroll Liabilities:Federal Taxes (941/944)	1,835.62
Payroll Liabilities:Federal Unemployment (940)	7.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,046.67**
Net cash provided by operating activities	**$12,936.19**
FINANCING ACTIVITIES	
Owner's Investment	2,300.00
Net cash provided by financing activities	**$2,300.00**
NET CASH INCREASE FOR PERIOD	**$15,236.19**
Cash at beginning of period	16,047.42
CASH AT END OF PERIOD	**$31,283.61**